Exhibit 99.1

Press Release

Majestic Ideal Holdings Ltd Announces Approval of Name Change to “Ping An Biomedical Co., Ltd.” at Extraordinary General Meeting

Hong Kong, September 12, 2025 — Majestic Ideal Holdings Ltd (NASDAQ: MJID) (the “Company”) announced that during the Extraordinary General Meeting of Shareholders (the “Meeting”) held today at 11:00 a.m. at the Company’s office located at 7/F, China United Plaza, 1002-1008, Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong, the proposal to change the Company’s name was officially approved subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands.

The Meeting was duly convened, and Ms. Yuk Yin Judy Li, acting as the Chairperson of the Meeting in accordance with the Company’s Articles of Association, declared the Meeting open and confirmed that the quorum requirement was met.

Resolutions Passed

The Meeting deliberated and unanimously approved the following special resolutions:

Change of Company Name

The Company’s English name will be changed from “Majestic Ideal Holdings Ltd” to “Ping An Biomedical Co., Ltd.”

The Company’s Chinese name will be changed from “威美控股有限公司” to “平安生物医药有限公司”.

The name change will take effect upon the date of entry of the new English name and the dual foreign name in Chinese of the Company on the register maintained by the Registrar of Companies in the Cayman Islands and the date on which the certificate of incorporation on change of name is issued by the Registrar of Companies in the Cayman Islands.

Authorization to Implement Name Change

The Meeting authorized any one director, the secretary, and/or the registered office provider of the Company to notify the Cayman Islands Registrar of Companies of the special resolutions, complete all necessary filings, and take any actions required to implement the name change.

Both special resolutions were approved by a majority of at least two-thirds of shareholders being entitled to vote and present in person or by proxy at the Meeting.

Company Statement

The Board of Directors believes that the approved name change will enhance the Company’s corporate image and align with its strategic focus on biomedical and healthcare technologies. The Company remains committed to driving innovation and positioning itself as a leader in the industry.

About Majestic Ideal Holdings Ltd

Majestic Ideal Holdings Ltd is a one-stop SCM service provider in the apparel industry. It is also a forward-thinking company dedicated to delivering innovative solutions in healthcare and biomedical technology. The proposed name change reflects its commitment to advancing its mission and positioning itself as a leader in the industry.

For more information, please contact:

Celestia Investor Relations

Email: investors@celestiair.com